SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CAS MEDICAL SYSTEMS, INC.
(Name of Subject Company (Issuer))
CAS MEDICAL SYSTEMS, INC.
(Name of Filing Person (Offeror and Issuer))

Options to Purchase Common Stock, Par Value $0.004 per Share
(Title of Class of Securities)
124769209
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Thomas M. Patton
President and Chief Executive Officer
CAS Medical Systems, Inc.
44 East Industrial Road
Branford, CT 06405
(203) 488-6056
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Michael Grundei, Esq.
Wiggin and Dana LLP
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901
(203) 363-7630

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$2,307,695	$279.69

*
The “transaction valuation” set forth above is equal to the sum of  (a) 3,027,750 shares of Common Stock subject to options with exercise prices equal to or less than $2.45 per share, which have a value of  $2,305,695 (which equals the aggregate of  $2.45 less the exercise price of each option) and (b) 20,000 shares of Common Stock subject to options with exercise prices greater than $2.45 which have a value of  $2,000.00 (calculated by multiplying the number of options by the $0.10 to be paid for each pursuant to this offer).

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory #1 for fiscal year 2019 equals $121.20 per $1,000,000 of transaction valuation.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO
CAS Medical Systems, Inc., a Delaware corporation (the “Company”), is filing this Tender Offer Statement on Schedule TO (the “Statement”) under Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase all outstanding options to purchase shares of the Company’s common stock (the “Options”) upon the terms and conditions set forth in the Offer to Purchase for Cash All Outstanding Options to Purchase Shares of CAS Medical Systems, Inc. Common Stock, dated March 15, 2019) (the “Offer to Purchase”). The Offer to Purchase attached hereto as Exhibit (a)(1)(i), the Election to Tender Eligible Options Pursuant to the Offer to Purchase attached hereto as Exhibit (a)(1)(ii), the Form of Notice of Withdrawal of Previously Tendered Options attached hereto as Exhibit (a)(1)(iii) and the Letter to Optionholders attached hereto as Exhibit (a)(1)(iv), each of which may be amended or supplemented from time to time, together and with all schedules and annexes thereto, constitute the “Offer.”
This Offer is being made in connection with the proposed merger (the “Merger”) of the Company with Crown Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Edwards Lifesciences Holding, Inc. (“Edwards”), pursuant to that certain Agreement and Plan of Merger, dated February 11, 2019, by and among the Company, Merger Sub and Edwards (the “Merger Agreement”), filed herewith as Exhibit (d)(1). The Merger and the Merger Agreement are described in the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on March 13, 2019 (the “Proxy Statement”), filed herewith as Exhibit (d)(2).
ITEM 1. SUMMARY TERM SHEET.
The information set forth under the caption “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a) Name and Address.   The name of the issuer is CAS Medical Systems, Inc. The address of the Company’s principal executive offices is 44 East Industrial Road, Branford, CT 06405. Its telephone number is (203) 488-6056.
(b) Securities.   The information set forth under the caption “The Offer” in the Offer to Purchase is incorporated herein by reference.
(c) Trading Market and Price.   The information set forth under the caption “The Offer — Market and Trading Information” in the Offer to Purchase is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a) Name and Address.   The Company is the filing person and the issuer. The business address and business telephone number of the Company are set forth under Item 2(a) above, which is incorporated herein by reference.
Information regarding the persons who are directors, officers and/or controlling persons of the Company is set forth under the caption “The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Purchase and in Schedule A thereto and incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a) Material Terms.   The information set forth under the captions “Summary Term Sheet,” “Significant Consequences to Non-Tendering Option Holders,” “The Offer” and “Material U.S. Federal Income Tax Consequences” in the Offer to Purchase is incorporated herein by reference.
(b) Purchases.   The information set forth under the caption “The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) Agreements Involving the Company’s Securities.   The information set forth under the caption “The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Purchase is incorporated herein by reference. The information set forth under the captions “Proposal 1: Adoption of the Merger Agreement - Interests of Certain Persons in the Merger” and “The Special Meeting — Voting Agreements” in the Proxy Statement is incorporated herein by reference. The information with respect to the Investment Agreement and Registration Rights Agreement between CASMED and Thomas, McNerney & Partners, L.P., TMP Nominee II LLC and TMP Associates II, L.P. is incorporated herein by reference to CASMED’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2011. The information with respect to: (i) Option Termination Agreements with the following executive officers of CASMED: Jeffery A. Baird, John K. Gamelin and Paul B. Benni, and the following non-employee directors of CASMED: Gregory P. Rainey, James E. Thomas and Kathleen A. Tune and (ii) a Restricted Stock Termination Agreement with Thomas M. Patton, CASMED’s President and Chief Executive Officer, is incorporated herein by reference to CASMED’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 12, 2019.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) Purposes.   The information set forth under the caption “The Offer — Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.
(b) Use of Securities Acquired.   The information set forth under the caption “The Offer — Status of Eligible Options Acquired By Us in the Offer; Accounting Consequences of the Offer” in the Offer to Purchase is incorporated herein by reference. The information set forth under the caption “The Merger Agreement — Merger Consideration — CASMED Common Stock” in the Proxy Statement is incorporated herein by reference.
(c) Plans.   The information set forth under the caption “The Offer — Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference. The information set forth under the captions “Proposal No. 1 — The Merger” and “The Merger Agreement” in the Proxy Statement is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) Source of Funds.   The information set forth under the caption “The Offer — Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.
(b) Conditions.   The information set forth under the caption “The Offer — Conditions” in the Offer to Purchase is incorporated herein by reference. The information set forth under the caption “The Merger — Conditions to Consummation of the Merger” in the Offer to Purchase is incorporated herein by reference.
(d) Borrowed Funds.   Not applicable. The information set forth under the caption “The Offer — Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.
(a) Securities Ownership.   The information set forth under the caption “The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Purchase is incorporated herein by reference. The information set forth under the captions “Proposal 1: Adoption of the Merger Agreement — Interests of CASMED Directors and Executive Officers in the Merger” and “Security Ownership of Certain Beneficial Owners, Directors and Executive Officers” in the Proxy Statement is incorporated herein by reference.
(b) Securities Transactions.   The information set forth under the caption “The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Securities” in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) Solicitation of Recommendations.   Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a) Financial Information.   Not applicable.
(b) Pro Forma Information.   Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a) Agreements, Regulatory Requirements and Legal Proceedings.   The Company is required to comply with federal and state securities laws and tender offer rules. The information set forth under the caption “The Offer — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.
(c) Other Material Information.   The contents of the Proxy Statement are incorporated herein by reference.
ITEM 12. EXHIBITS.
Exhibit	Description
(a)(1)(i)	Offer to Purchase for Cash All Outstanding Options to Purchase Shares of CAS Medical Systems, Inc., dated March 15, 2019.
(a)(1)(ii)	Election to Tender Eligible Options Pursuant to the Offer to Purchase, dated March 15, 2019.
(a)(1)(iii)	Form of Notice of Withdrawal of Previously Tendered Options.
(a)(1)(iv)	Form of Letter to Optionholders, dated March 15, 2019.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger by and among Edwards, Merger Sub and CAS Medical Systems, Inc., dated as of February 11, 2019. (Incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by CAS Medical Systems, Inc. with the Securities and Exchange Commission on February 12, 2019).
(d)(2)	Definitive Proxy Statement of CAS Medical Systems, Inc. (Incorporated herein by reference to the Schedule 14A filed by CAS Medical Systems, Inc. with the Securities and Exchange Commission on March 13, 2019).
(d)(3)	Form of Voting Agreement. (Incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by CAS Medical Systems, Inc. with the Securities and Exchange Commission on February 12, 2019).
(d)(4)	Investment Agreement dated June 8, 2011 between CASMED and Thomas, McNerney & Partners, L.P., TMP Nominee II LLC and TMP Associates II, L.P. (Incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by CAS Medical Systems, Inc. with the Securities and Exchange Commission on June 13, 2011).
(d)(5)	Registration Rights Agreement dated June 9, 2011 between CASMED and Thomas, McNerney & Partners, L.P., TMP Nominee II LLC and TMP Associates II, L.P. (Incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by CAS Medical Systems, Inc. with the Securities and Exchange Commission on June 13, 2011).
(d)(6)	Form of Option Termination Agreement (Incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by CAS Medical Systems, Inc. with the Securities and

Exhibit	Description
Exchange Commission on March 12, 2019).
(d)(7)	Restricted Stock Termination Agreement dated March 12, 2019 between CASMED and Thomas M. Patton (Incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by CAS Medical Systems, Inc. with the Securities and Exchange Commission on March 12, 2019).
(g)	Not applicable.
(h)	Not applicable.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CAS MEDICAL SYSTEMS, INC.
By:
/s/ Thomas M. Patton

Name: Thomas M. Patton
Title: President and Chief Executive Officer
Date: March 15, 2019